Decision to Execute Trust Agreement for Acquisition of Treasury Shares

1. Agreement amount(KRW)			200,000,000,000

2. Agreement period		Start Date	September 29, 2014

		End Date	September 29, 2015

3. Purpose of agreement			Maximize shareholder value Stabilize the share price

4. Agreement counterparty			Woori Investment & Securities Co., Ltd.

5. Expected execution date			September 29, 2014

6. Treasury Shares prior to the agreement	Acquired within limit of distributable profits	Common Shares	-	Ratio(%)	—

		Other Shares	-	Ratio(%)	—

	Others	Common Shares	29,157	Ratio(%)	0.0

		Other Shares	-	Ratio(%)	—

7. Resolution of the board of directors (date of decision)			September 26, 2014

- Attendance of outside directors		Present	5

-		Absent	1
-
8. Broker			Woori Investment & Securities Co., Ltd.

9. Additional information — The end date of the agreement is subject to change based on the Merger schedule — Total contracted amount of 200,000 million won will be separated into two agreements of 100,000 million won each

[ Limit on the Acquisition of Treasury Shares ]

Items	Amount (unit: KRW millions)

1. Maximum distributable profits in accordance with the Korean Commercial Code	8,030,688

2. Amount for treasury shares acquired since the end of the previous fiscal year	348

3. Dividends and related legal reserves according to the resolution at the annual general shareholders’ meeting held after the end of the previous fiscal year	—

4. Quarterly/Interim dividends and related legal reserves according to the resolution of the board of directors after the end of the previous fiscal year	—

5. Contracted amount of the trust agreement	—

6. Acquisition cost of the treasury shares disposed of after the end of the previous fiscal year (moving average method applied)	—

Maximum amount for treasury share acquisition (1-2-3-4-5+6)	8,030,340

1.	Payment for treasury shares acquired during current period increased due to the payment for fractional shares resulting from the spin-off of regional banks

2.	Excluding treasury shares (2 million won) reclassified as available-for-sale financial assets due to the spin-off of regional banks

[ Treasury Shares prior to the Trust Agreement ]

(Unit: Shares)

Method of Acquisition			Type of Shares	Beginning Balance	Change in Quantity			Ending Balance	Remarks

					Acquired (+)	Disposed (-)	Cancelled (-)

Acquired within limit of distributable profits	Direct acquisitions	Direct acquisition on exchange	Common	-	-	-	-	-	—

			Other	-	-	-	-	-	—

		Direct OTC acquisition	Common	-	-	-	-	-	—

			Other	-	-	-	-	-	—

		Tender offer	Common	-	-	-	-	-	—

			Other	-	-	-	-	-	—

		Subtotal (A)	Common	-	-	-	-	-	—

			Other	-	-	-	-	-	—

	Acquisitions from trust agreement	Quantity held by trustee	Common	-	-	-	-	-	—

			Other	-	-	-	-	-	—

		Quantity held in-kind	Common	-	-	-	-	-	—

			Other	-	-	-	-	-	—

		Subtotal (B)	Common	-	-	-	-	-	—

			Other	-	-	-	-	-	—

Other acquisitions (C)			Common	2,000	27,480	(323)	-	29,157	-

			Other	-	-	-	-	-	-

Total (A+B+C)			Common	2,000	27,480	(323)	-	29,157	-

			Other	-	-	-	-	-	-

1.	Beginning balance (2,000 shares): Acquired due to fractional shares resulting from the exchange offer by Woori Securities.

2.	Acquired quantity in “Change in Quantity” (27,480 shares): Acquired due to fractional shares resulting from spin-off of regional banks.

3.	Disposed quantity in “Change in Quantity” (323 shares): Decreased in accordance with the spin-off ratio for the treasury shares held during spin-off of regional bank (KNB/KJB Finance Holdings shares allocated)